Mail Stop 4561

July 21, 2008

Mr. Gu Xianzhong
President and CEO
China Shoe Holdings, Inc.
488 Wai Qingsong Road
Waigang, Jiading District, Shanghai
PR of China

> **Re:** **China Shoe Holdings, Inc. (the "Company")**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **File No. 333-139910**

Dear Mr. Xianzhong:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting. Specifically, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 9A Controls and Procedures, pages 24 and 25

1.   We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007 due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. We also note that a reverse acquisition was consummated during the year. We believe that the surviving entity in a reverse merger succeeds to the Exchange Act reporting history of the legal acquirer in the transaction. Therefore, because the legal

acquirer was required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

Please submit a response within 10 business days that explains how you considered the following factors in making your determination:

- The timing of the transaction;
- The magnitude of integration or changes in internal control over financial reporting as a result of the transaction; and
- The significance of the issuer or legal acquirer's assets, liabilities, and operations to the consolidated financial statements included in your annual report.

Principal Executive Officer and Principal Financial Officer Certifications

2.      We note that the date of the certification of your Chief Executive Officer, Gu Xianzhong, differs from the date of your filing.  Please revise accordingly.

*******

Please note that the failure to perform or complete management's assessment may adversely affect the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have questions regarding these comments.

Sincerely,


Christine Davis
Assistant Chief Accountant